Aardvark Securities, L.L.C.

Statement of Financial Condition
December 31, 2024

Filed as PUBLIC information pursuant to Rule 17a-5(d)
Under the Securities Exchange Act of 1934

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SEC FILE NUMBER
8-69235

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Aardvark Securities, L.L.C.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

550 W. Jackson Blvd. Suite 1300
(No. and Street)

Chicago (City) IL (State) 60606 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Philip Vandermause (Name) 312-284-5505 (Area Code – Telephone Number) (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP
(Name – if individual, state last, first, and middle name)

30 South Wacker Dr., Suite 3300 (Address) Chicago (City) IL (State) 60606 (Zip Code)

9/24/2003 (Date of Registration with PCAOB)(if applicable) 49 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Philip Vandermause, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Aardvark Securities, L.L.C., as of 12/31, 2 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

In Aguadilla, Puerto Rico on February 20, 2025.

Signature: [signature]

Title: Managing Director

[signature]

Notary Public RUA: 18,742

Commission never expires in Puerto Rico.

CRISTINA ROSARIO IRIZARRY
CRI
ABOGADA - NOTARIO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Contents



RSM US LLP

Report of Independent Registered Public Accounting Firm

Managing Member
Aardvark Securities, L.L.C.

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Aardvark Securities, L.L.C. (the Company) as of December 31, 2024, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.



We have served as the Company's auditor since 2014.

Chicago, Illinois
February 25, 2025

Aardvark Securities, L.L.C.

Statement of Financial Condition
December 31, 2024

Assets		
Cash	$	42,492,392
Deposits with clearing organization		50,070,283
Failed to deliver to affiliate, net		63,416,165
Financial instruments owned, at fair value		3,454,906
Securities purchased under agreements to resell		2,697,384,156
Other assets		1,536,430
Total assets	$	2,858,354,332

Liabilities and Member's Equity		
Accounts payable, accrued expenses and other liabilities	$	287,486
Payable to affiliates		151,520
Payable to clearing organization, net		62,708,910
Loan payable to affiliate		2,500,000
Securities sold under agreements to repurchase		2,708,475,513
Total liabilities		2,774,123,429
Subordinated loan		25,000,000
Member's equity		59,230,903
Total liabilities and member's equity	$	2,858,354,332

See Notes to Financial Statement.

Aardvark Securities, L.L.C.

Notes to Financial Statement

Note 1.   Nature of Operations and Significant Accounting Policies

Aardvark Securities, L.L.C. (the Company) is a wholly owned subsidiary of TransMarket Bastion, L.L.C. (the Parent). The Company was formed in January 2013, in the State of Illinois. The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934. The Company's primary business activity is to lend and borrow securities which are executed through a financed matched-book portfolio of reverse repurchase agreement and repurchase agreement transactions.

The Company has one reportable segment, a financed matched-book portfolio of reverse repurchase agreements and repurchase agreements. The accounting policies of the reportable segment are the same as those described in the summary of significant accounting policies. The measure of segment assets is reported on the statement of financial condition as total assets. The chief operating decision maker (CODM), who is also the CEO, uses the net income as a measure to allocate resources and assess segment performance. Further, the CODM uses excess net capital (see Note 11), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or make capital distributions to its Parent.

The Company will continue to exist unless determined to be dissolved by the Member.

A summary of the Company's significant accounting policies is as follows:

The Company follows the accounting standards set by the Financial Accounting Standards Board (FASB). The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reporting amounts of revenue and expenses during the reporting period. Actual results could differ from those amounts.

Securities financial instruments: Transactions in government obligations are recorded on a trade-date basis and are carried at fair value, as described in Note 2. Contractual interest on securities owned and secured financing activities are recognized on an accrual basis.

Resale and repurchase agreements: Transactions involving securities purchased under agreements to resell (reverse repurchase agreements) and securities sold under agreements to repurchase (repurchase agreements) are accounted for as collateralized financing transactions and are carried at the amounts at which the securities will subsequently be resold or reacquired as specified in the respective agreements; such amounts include accrued interest. It is the policy of the Company to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged where appropriate. In consideration of the Current Expected Credit Losses (CECL) model, the Company requires the borrower to continually adjust the amount of the collateral securing the financial asset(s) as a result of fair value changes in the collateral. In those situations, the Company, as a practical expedient, compares the amortized cost basis with the fair value of collateral at the reporting date to measure the estimate of expected credit losses. The Company has determined that the expectation of nonpayment of the amortized cost basis is zero as the borrower continually replenishes the collateral securing the financial asset such that the fair value of the collateral is equal to or exceeds the amortized cost basis of the financial asset and the Company expects the borrower to continue to replenish the collateral as necessary. Resale and repurchase activities are generally transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held. The counterparties to all resale and repurchase transactions at December 31, 2024, are with the Government Securities Division of the Fixed Income Clearing Corporation (FICC) and an affiliate. When

Aardvark Securities, L.L.C.

Notes to Financial Statement

Note 1.   Nature of Operations and Significant Accounting Policies (continued)

the requirements are met, the Company offsets resale and repurchase agreements executed with the same counterparty and the same settlement date.

The Company is a netting member of the Government Securities Division of FICC, an industry clearinghouse for repurchase and reverse repurchase agreements and fixed income securities. As a netting member of the FICC, the Company is held to a minimum capital requirement of $25,000,000. At the end of each business day, for every trade submitted to and matched by the FICC, the transaction is novated to the FICC, thereby the FICC becomes the Company's counterparty. At December 31, 2024, included in securities sold under agreements to repurchase on the statement of financial condition are amounts under contracts with the FICC.

Revenue recognition policy: The Company recognizes interest for its financing activities on an accrual basis.

Income taxes: The Company is a single member limited liability company and is treated as a disregarded entity for federal and state income tax purposes. The Company does not file any tax returns, but its taxable income is reported as part of its ultimate parent company's tax returns. The ultimate parent company is a limited liability company whose income or loss is includable in the tax returns of its members.

The Company has evaluated income tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being, sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined that there are no material uncertain income tax positions through December 31, 2024. The Company is not subject to examination by U.S. federal or state authorities for tax years before 2021.

Offsetting: As of December 31, 2024, the Company holds repurchase and reverse repurchase agreements that are eligible for offset in the statement of financial condition and/or are subject to master netting arrangements or similar agreements. Master netting arrangements allow the counterparty to net applicable collateral held on behalf of the Company against applicable liabilities or payment obligations of the Company to the counterparty. These arrangements also allow the counterparty to net any of its applicable liabilities or payment obligations they have to the Company against any collateral sent to the Company.

Recently adopted accounting pronouncements: In November 2023, the FASB issued ASU No. 2023-07 ("ASU 2023-07"), Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023 on a retrospective basis. The Company has adopted ASU 2023-07 on January 1, 2024, and has determined there is no material impact on the Company's financial statements and disclosures.

Note 2.   Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Aardvark Securities, L.L.C.

Notes to Financial Statement

Note 2.   Fair Value Measurements (continued)

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and the fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, a financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurements in its entirety requires judgment, and considers factors specific to the financial instrument.

A market is active if there are sufficient transactions on an ongoing basis to provide current pricing information for the asset or liability, pricing information is released publicly, and price quotations do not vary substantially either over time or among market makers. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity.

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfer between the levels of the fair value hierarchy. There were no transfers among Levels 1, 2 and 3 during the period.

U.S. Government obligations that trade in active markets are valued using quoted market prices and are classified within Level 1 of the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2024:

	Level 1
Assets:	
Financial instruments owned:	
U.S. government obligations	$ 3,454,906
Total assets	$ 3,454,906

Substantially all of the Company's other assets and liabilities are considered financial instruments and are at carrying amounts that approximate fair value because of the short maturity of the instruments. Repurchase and reverse repurchase agreements are carried at contract value.

Aardvark Securities, L.L.C.

Notes to Financial Statement

Note 3.   Payable to Clearing Organization and Deposits with Clearing Organization

Payable to clearing organization and deposits with clearing organization at December 31, 2024 consisted of the following:

	Receivable	Payable
Cash deposit with clearing organization	$ 50,070,283	$ -
Fail charges receivable, net	-	(47,269)
Fails to receive, net	-	62,756,179
	$ 50,070,283	$ 62,708,910

Aardvark Securities, L.L.C.

Notes to Financial Statement

Note 4. Offsetting

The following table provides disclosure regarding the offsetting of recognized assets and liabilities presented in the statement of financial condition:

	Gross Amounts Recognized	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Assets/Liabilities Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition		Net Amount
				Financial Instruments	Cash Collateral Received/Pledged	
Assets						
Securities purchased under agreements to resell	$ 29,710,242,254	$ 27,012,858,098	$ 2,697,384,156	$ 2,697,384,156	$ -	$ -
Total Assets	$ 29,710,242,254	$ 27,012,858,098	$ 2,697,384,156	$ 2,697,384,156	$ -	$ -
Liabilities						
Securities sold under agreements to repurchase	$ 29,721,333,611	$ 27,012,858,098	$ 2,708,475,513	$ 2,708,475,513	$ -	$ -
Total Liabilities	$ 29,721,333,611	$ 27,012,858,098	$ 2,708,475,513	$ 2,708,475,513	$ -	$ -

Aardvark Securities, L.L.C.

Notes to Financial Statement

Note 5.   Collateral

Reverse repurchase and repurchase agreements are collateralized primarily by receiving or pledging securities, respectively. Typically, the Company has rights of rehypothecation with respect to the securities collateral received under reverse repurchase agreements. As of December 31, 2024, substantially all securities collateral received under reverse repurchase agreements has been delivered or repledged in connection with repurchase agreements. Also, the counterparty generally has rights of rehypothecation with respect to the securities collateral received from the Company under repurchase agreements.

The Company monitors the fair value of underlying securities in comparison to the related receivable or payable, including accrued interest, and as necessary, transfers or requests additional collateral as provided under the applicable agreement to ensure transactions are adequately collateralized.

Maturities of repurchase agreements accounted for as secured borrowings are provided in the table below:

	Overnight
Securities sold under agreements to repurchase	
U.S. government obligations	$ 29,721,333,611

At December 31, 2024, the fair value of assets pledged as collateral under agreements to repurchase is $29,696,238,802 and the fair value of assets obtained from securities purchased under agreements to resell is $29,696,238,802.

As a part of a safekeeping services agreement with a major financial institution, the Company is posting $3,500,000 in collateral.

Note 6.   Related-Party Transactions

During the year, in the normal course of business, the Company had intercompany transactions with entities affiliated through common ownership which included the affiliates paying employee compensation and related benefits and other expenses on behalf of the Company, collectively referred to as service fee expenses. As of December 31, 2024, the Company had payables of $151,520 to these affiliates.

In addition, at December 31, 2024, the Company had securities purchased under an agreement to resell for $15,875,265,908 and securities sold under agreement to repurchase of $13,177,881,752 with its Parent through common ownership. The Company had a net receivable from its Parent of $63,416,165 for failing to deliver securities. These contracts are all accounted for as collateralized financing transactions.

At December 31, 2024, the Company has a $168,000,000 credit facility with its Parent with an interest rate per annum equal to an amount as agreed upon by both parties. There is no outstanding borrowings on this facility as of December 31, 2024.

Effective April 15, 2024, the Company entered into a $20,000,000 uncommitted credit facility with its Parent with an interest rate per annum equal to ten percent (10.0%) and loan maturity date of April 15, 2025. As of December 31, 2024, the Company has $2,500,000 of outstanding borrowings.

Aardvark Securities, L.L.C.

Notes to Financial Statement

Note 7.   Liabilities Subordinated to Claims of General Creditors

As of June 7, 2024, the Company replaced its existing revolving cash subordination agreement with a new $25,000,000 revolving cash subordination agreement with interest at a rate per annum equal to six percent (6.0%) in excess of the term SOFR rate, with the rate to be no less than seven percent (7.0%), and revolving loan maturity date of June 7, 2026. The subordinated borrowing is available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowing, when outstanding, is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. As of December 31, 2024, the Company has $25,000,000 of outstanding borrowings.

Note 8.   Commitments

From time to time and in the normal course of business, the Company will enter into forward starting reverse repurchase agreements and forward starting repurchase agreements. As of December 31, 2024, the Company entered into forward starting repurchase agreements and forward starting reverse repurchase agreements with FICC of $3,727,400,000 and $7,711,750,000, respectively, both commencing on January 2, 2025 and maturing on January 3, 2025. In addition, the Company entered into forward starting repurchase agreements and forward starting reverse repurchase agreements with its Parent of $7,711,750,000 and $3,727,400,000, respectively, both commencing on January 2, 2025 and maturing on January 3, 2025.

Note 9.   Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications. Management of the Company expects the risk of loss to be remote.

Note 10.   Market Risk and Concentrations of Credit Risk

The Company enters into various transactions with domestic broker-dealers and other financial institutions. These transactions may at times represent a concentration of credit risk. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of each party with which it conducts business.

Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the Company's proprietary positions, as well as the volatility and liquidity in the markets in which the financial instruments are traded. The Company attempts to manage its exposure to market risk arising from the use of these financial instruments through various monitoring techniques.

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash.

Note 11.   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) and has elected to compute its net capital requirements under the alternative method, as provided by the Rule, which requires the maintenance of minimum "net capital" equal to the greater of $250,000 or 2 percent of "aggregate debit balances" as defined by Rule 15c3-1. At December 31, 2024,

Aardvark Securities, L.L.C.

Notes to Financial Statement

Note 11.   Net Capital Requirements (continued)

the Company had net capital of $82,677,198 and net capital requirements of $250,000. The net capital requirements may effectively restrict the payment of distributions to the parent.

Note 12.   Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the financial statements were issued. No subsequent events were noted that require disclosure in the financial statements.